TABCORP

RECEIVED

2004 NOV -5 A 10:37

OFFICE OF INTERNATIONAL CORPORATE FINANCE

TABCORP Holdings Limited
ABN 66 063 780 709
5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001
Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

20 October 2004

SUPPL

04045928

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: TABCORP Holdings Limited -- Rule 12g3-2(b) Exemption
File No. 82-3841

Dear Sirs,

The enclosed information is being furnished by TABCORP Holdings Limited ("TABCORP") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). TABCORP's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that TABCORP is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at +61 3 9868 2112.

Yours truly,

Peter Caillard
Company Secretary

PROCESSED
NOV 09 2004
THOMSON
FINANCIAL

11/8

Enc.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

TABCORP Holdings Limited

ABN

66 063 780 709

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares in the capital of TABCORP (***Ordinary Shares***).
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	6,276,679 Ordinary Shares were issued to eligible shareholders (***DRP Participants***) who have successfully elected to participate in TABCORP's Dividend Reinvestment Plan (***DRP***) in respect of the final dividend (***Final Dividend***) for the year ending 30 June 2004 payable on 11 October 2004.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	The terms of the Ordinary Shares will be the same as the terms of the existing Ordinary Shares. The price at which these Ordinary Shares will be issued is set out in clause 5 of this Appendix.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? *If the additional securities do not* rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (*in the case of a trust*, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	The Ordinary Shares issued to DRP Participants were issued at a price of $14.37 per share, which is the arithmetic average (rounded to the nearest cent) of the daily volume weighted average market price of Ordinary Shares sold in the ordinary course of trading on the Australian Stock Exchange over a period of ten business days beginning on the second business day after the dividend record date of 7 September 2004 (referred to as the VWAP) less a discount of 2.5% (which discount the TABCORP Board has determined will apply under the DRP at this time). As announced on 31 August 2004 TABCORP will discontinue the 2.5% discount.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	In satisfaction of the terms and conditions of the DRP in respect of the Final Dividend.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Ordinary Shares were issued to DRP Participants on 11 October 2004, being the Final Dividend payment date.

+ See chapter 19 for defined terms.

Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

14 October 2004

To: Australian Stock Exchange Limited
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

Share Sale Facility

Following Tabcorp's previous announcement to the Australian Stock Exchange dated 7 October 2004, attached are copies of the materials being dispatched today to eligible shareholders for participation in the company's Share Sale Facility.

Peter Caillard
Company Secretary
Tabcorp Holdings Limited

Tabcorp Holdings Limited
ACN 063 780 709
All Registry communication to:
C/- ASX Perpetual Registrars Limited
GPO Box 1736, Melbourne, Vic, 3001
Telephone: 1300 665 661
Telephone: (03) 9615 9780
Facsimile: (03) 9615 9900
Email: registrars@asxperpetual.com.au
Website: www.asxperpetual.com.au

14 October 2004

BROKERAGE FREE SHARE SALE FACILITY

Dear Shareholder

At the same time as Tabcorp's recent takeover offer for the shares in Tab Limited, Tabcorp offered a share sale facility whereby Tab Limited shareholders had the opportunity to sell a maximum of 200 Tabcorp shares that they received under the offer without incurring any brokerage costs.

That share sale facility was very popular with those shareholders and I am delighted to now extend a similar opportunity to a wider range of Tabcorp shareholders.

The benefits of the new Share Sale Facility include:

- Tabcorp will pay all brokerage and handling fees related to the sale of your shares; and
- It reduces the costs to Tabcorp associated with maintaining small shareholdings.

Further details in relation to the Share Sale Facility are enclosed with this letter. If you want to take advantage of the Share Sale Facility after having considered the enclosed information, please complete the enclosed Share Sale Facility - Sale Instruction Form and follow the instructions provided on the form.

The Share Sale Facility closes on 26 November 2004.

Yours sincerely

Peter Caillard
Company Secretary

SHARE SALE FACILITY – IMPORTANT INFORMATION

Who is eligible?

Shareholders with a registered address in Australia are eligible to participate in the Share Sale Facility if they:

- held 200 or less Tabcorp shares at 7.00 pm on 5 October 2004; or
- subsequently (but before 5.00 pm on 9 November 2004) receive a transfer of 200 or less Tabcorp shares in consideration for the compulsory acquisition of shares in Tab Limited by Tabcorp Investments No.4 Pty Ltd (a wholly owned subsidiary of Tabcorp).

Participation in the Share Sale Facility is entirely on a voluntary basis. If you elect to participate, Tabcorp will pay all brokerage and handling fees related to the sale of your shares under the Share Sale Facility. However, you will bear any other taxes or charges on the transaction.

Your options and what you need to do

Your options are as follows:

- If you would like to sell **all** (but not some, subject to one limited exception) of your Tabcorp shares through the Share Sale Facility without paying brokerage or handling fees, you will need to complete the enclosed 'Sale Instruction Form' and return it in accordance with the instructions on the form so that it is received **before 5.00pm on 26 November 2004**. To ensure that you remain eligible to participate in the Share Sale Facility, you must make sure that the size of your Tabcorp shareholding does not increase to more than 200 Tabcorp shares.

  If your Tabcorp shares are held in a CHESS holding (which, if it is the case, will be indicated on your Sale Instruction Form), before you return your Sale Instruction Form you must ensure that your Controlling Participant (ie your broker) affixes its acknowledgement to the Sale Instruction Form in the space marked.

  If your Tabcorp shares are in an issuer sponsored holding, you can return your completed form direct to Tabcorp's share registry in accordance with the instructions on the form.

- If you do not wish to sell your Tabcorp shares, you can disregard the enclosed documents (including the Sale Instruction Form).

Sales of Tabcorp shares under the Share Sale Facility will be made by UBS Securities Australia Limited (the ***Broker***) (acting as execution-only broker) on the Australian Stock Exchange (***ASX***). You will not need to, and cannot, appoint your own broker.

The detailed terms and conditions of the Share Sale Facility are enclosed with this document.

The price of Tabcorp shares

In the week ending 4 October 2004, Tabcorp shares have traded on the Australian Stock Exchange in the range of A$14.90 to A$15.25, with the closing price on 4 October 2004 being A$15.05. The price of Tabcorp shares is subject to change from time to time, and pricing information is available from newspapers or the ASX website (www.asx.com.au) under the ASX code 'TAH'.

You should be aware that the price for Tabcorp shares that you sell under the Share Sale Facility will depend on a number of factors (including prevailing market conditions) and will be an average price. Please see the explanation in the enclosed terms and conditions as to how the relevant price will be determined.

You should also note that the price at which Tabcorp shares will be sold under the Share Sale Facility is not fixed and is not underwritten, and may be less than the market price of Tabcorp shares at any given time. Further, if a large number of Tabcorp shares are sold under the Share Sale Facility at the same time as your shares, this may have an adverse effect on the price that you receive.

Important Notes

Please read this document and the enclosed documents carefully as they contain important information. However, you should note that none of those documents constitute advice or a recommendation by any of Tabcorp, the Broker or ASX Perpetual Registrars Limited (the ***Registrar***) to buy, sell or hold Tabcorp shares, or that the Share Sale Facility is the best way to sell Tabcorp shares.

If you are in any doubt about whether to participate, you should consult your licensed financial adviser. You may wish to seek independent professional advice concerning the tax consequences of your decision.

If you have any questions concerning your Tabcorp shareholding or how the Share Sale Facility will work, please contact the Registrar on 1300 665 661.

Answers to a number of "Frequently Asked Questions" concerning the Share Sale Facility will be made available on Tabcorp's website (www.tabcorp.com.au).

under clause 5.1 of these Terms and Conditions. However, the Broker may, in its sole discretion, delay the sale of some or all of the Shares available to be sold on a trading day, if it considers that to be in the best interests of the relevant Participating Shareholders (for example, because it considers market conditions to be unsuitable or to avoid an excessive concentration of sales on a particular trading day).

5.5 The price (***Sale Price***) that a Participating Shareholder will be paid for each of their Shares that are sold under the Share Sale Facility will be the volume weighted average price achieved by the Broker for the sale of all Shares sold by the Broker under the Share Sale Facility in the batch in which the Participating Shareholder's Shares were sold. The Sale Price will be calculated by the Broker and may not be challenged in the absence of manifest error.

5.6 **Participating Shareholders should note that they will not have control over the time of the sale of their Shares, and therefore will not be able to personally ensure that the sale occurs at a certain price. The Sale Price will depend upon the market conditions prevailing at the time of the sale and may be different to the price for Shares appearing in the newspaper or quoted by ASX on the day that a Participating Shareholder's Sale Instruction Form is sent or on any other day, and may not be the best execution price on the trading day or trading days that the Participating Shareholder's Shares are sold. Different Participating Shareholders may be paid different Sale Prices for their Shares.** None of Tabcorp, the Registrar, the Broker nor any other person will on any account be liable, and a Participating Shareholder may not bring any claim or action against them, for not having sold Shares at any specific price or on any specific date. However, without limitation to the foregoing, the Broker must sell any Shares sold under the Share Sale Facility at the best price reasonably obtainable for those Shares at the time of the relevant sale.

5.7 The proceeds of sale of the Shares in each batch will be transferred as soon as practicable following settlement from the general trust accounts of the Broker to an account nominated and maintained by Tabcorp or one of its related bodies corporate on behalf of Participating Shareholders, for the purpose of effecting payment to the relevant Participating Shareholders in accordance with clause 6.1 of these Terms and Conditions.

6. Payment and Confirmation

6.1 Within 10 business days after the settlement of the sale of the last Share in the batch in which the Participating Shareholder's Shares were included:

(a) sale proceeds calculated in accordance with clause 5.5 of these Terms and Conditions will be paid to each Participating Shareholder in Australian dollars by cheque to the name or names shown in the Tabcorp share register; and

(b) the Registrar will notify each Participating Shareholder, by way of a transaction confirmation statement issued on behalf of the Broker and/or Tabcorp, of the number of their Shares sold through the Share Sale Facility and the Sale Price for those Shares.

The relevant cheque and transaction confirmation statement will be sent by post, at the risk of the Participating Shareholder, to the Participating Shareholder's address as shown on the Tabcorp share register.

7. Warranties and Acknowledgements

7.1 By signing and returning a Sale Instruction Form, a Participating Shareholder will, or will be deemed to:

(a) acknowledge that the Participating Shareholder has read, and agrees to, the terms and conditions of the Facility Documents;

(b) acknowledge that the Participating Shareholder is irrevocably bound to sell all of the Participating Shareholder's Shares (subject to clause 4.3 of these Terms and Conditions) under the Share Sale Facility at the Sale Price, and otherwise in accordance with the Facility Documents;

(c) warrant that at the time of executing and returning the relevant Sale Instruction Form they are an Eligible Shareholder and, in particular, that the Participating Shareholder is the registered holder of the Shares specified in the Sale Instruction Form;

(d) warrant that they have not previously participated in the Share Sale Facility in respect of any Shares, and agree that they will not attempt to participate in the Share Sale Facility in the future other than pursuant to the relevant Sale Instruction Form;

(e) warrant (and authorise the Broker to warrant on the Participating Shareholder's behalf) to any buyer of the Participating Shareholder's Shares through the Share Sale Facility that the buyer will acquire good title to those Shares and full legal and beneficial ownership of them free from all mortgages, charges, liens, encumbrances (whether legal or equitable), restrictions on transfer of any kind and from any third party rights;

(f) agree not to sell any of the Participating Shareholder's Shares to any person once the Sale Instruction Form has been sent, and authorises the Registrar to take measures to prevent transfer of the Shares the subject of the Sale Instruction Form until they are required for settlement. If any Shares are sold in breach of this warranty, the Participating Shareholder will be deemed to have appointed the Broker or any officer of the Broker as their attorney to purchase Shares in the Participating Shareholder's name, and at the Participating Shareholder's expense, to satisfy the Participating Shareholder's obligations in relation to the sale of its Shares, and will indemnify the Broker and the attorney for all costs incurred by it in connection with any such purchase;

(g) authorise the transfer of their Shares to the Broker (or its nominee) for settlement of the sale under the Share Sale Facility;

(h) authorise the treatment of the sale proceeds for the Shares in accordance with clause 5.7 of these Terms and Conditions;

(i) acknowledge that none of Tabcorp, the Registrar, the Broker nor any other party involved in the Share Sale Facility has any liability to the Participating Shareholder other than for the payment of any sale proceeds determined and payable in accordance with these Terms and Conditions;

(j) acknowledge that none of Tabcorp, the Registrar, the Broker nor any other party involved in the Share Sale Facility has provided the Participating Shareholder with any investment advice or made any securities recommendations, nor has any obligation to provide such advice or make any such recommendations, concerning the Participating Shareholder's decision to sell Shares, and that the Participating Shareholder has made their own decision to sell Shares through the Share Sale Facility based on its consideration of its own objectives, financial situation and needs and its own investigations of the affairs of Tabcorp and their own analysis of the Facility Documents;

(k) acknowledge that the Broker is not an Authorised Deposit-Taking Institution under the *Banking Act 1959* (Cth). The obligations of the Broker do not represent deposits or other liabilities of UBS AG, and UBS AG does not stand behind, support or guarantee the Broker in any way;

(l) appoint Tabcorp as the Participating Shareholder's agent to receive any notice (including a Financial Services Guide and any update of that document) that the Broker is required to provide under the Corporations Act. Any such document will be made available on Tabcorp's website (www.tabcorp.com.au); and

(m) acknowledge that the Facility Documents are governed by the laws in force in Victoria.

TABCORP HOLDINGS LIMITED
ABN 66 063 780 709

Tabcorp

THIS IS AN IMPORTANT DOCUMENT. IF YOU ARE IN DOUBT AS TO HOW TO COMPLETE THIS FORM, PLEASE CONSULT YOUR FINANCIAL OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.

Holder Identification Number:

034

Holding as at 7.00 pm on 5/10/2004:

MR SAM SAMPLE
123 SAMPLE STREETS
SAMPLEVILLE VIC 3999

[redacted]

[redacted]

If any of your details are incorrect, please amend them and initial the amendment.

SHARE SALE FACILITY – SALE INSTRUCTION FORM

Your ordinary shares ("Shares") in Tabcorp Holdings Limited ("Tabcorp") are held on the CHESS Subregister (shown above). Please follow the instructions below.

To be completed by Shareholder(s)

Signature of Shareholder(s) - this section must be signed for your instructions on this Sale Instruction Form to be executed.

By signing and returning this Sale Instruction Form, I/we, the persons named above, confirm that I/we:

- am/are electing to sell all of my/our Shares under the Share Sale Facility, subject to the limited exeption set out in clause 4.3 of the terms and conditions (the "Terms and Conditions") sent with this form;
- agree to all of the Terms and Conditions; and
- give the warranties, acknowledgements and agreements set out in the Terms and Conditions.

If this Sale Instruction Form is signed under Power of Attorney, the Attorney declares that he/she has no notice of the revocation of the Power of Attorney.

Shareholder 1 (Individual)	Joint Shareholder 2 (Individual)	Joint Shareholder 3 (Individual)
Sole Director and Sole Company Secretary/Director (delete one)	Director/Company Secretary (delete one)	Date: _____/_____/_______

Contact details - please enter your business hours telephone number and the name of the person to contact about this Sale Instruction Form.

______________________________ (____)________________________

Contact name Telephone number - Business hours

To be completed by your Controlling Participant (ie broker)

This section must be completed by your relevant Controlling Participant (ie broker) after you have completed the section above. By sending this Sale Instruction Form to your Controlling Participant you are instructing your Controlling Participant to complete this section of this form and immediately forward it to Tabcorp's share registry (at an address shown overleaf) in accordance with the instructions set out on this Sale Instruction Form. **Your Sale Instruction Form will not be processed unless this section has been completed by your Controlling Participant.** By completing this section of this Sale Instruction Form, your Controlling Participant confirms its approval of your participation in the Share Sale Facility and to Tabcorp (if necessary) initiating a holding adjustment to move those Shares to Tabcorp's issuer sponsored subregister.

CHESS PID	Broker Allocated Reference

stamp here

IMPORTANT: Use this form only if you remain an Eligible Shareholder (as that term is defined in the Terms and Conditions) and wish to sell all of your Shares (subject to the limited exception set out in clause 4.3 of the Terms and Conditions).

PLEASE REFER OVERLEAF FOR FURTHER IMPORTANT INSTRUCTIONS

[redacted]

P00004-E00002-01-00000

TABCORP HOLDINGS LIMITED
ABN 66 063 780 709

Tabcorp

THIS IS AN IMPORTANT DOCUMENT. IF YOU ARE IN DOUBT AS TO HOW TO COMPLETE THIS FORM, PLEASE CONSULT YOUR FINANCIAL OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.

Securityholder Reference Number:

034

Holding as at 7.00 pm on 5/10/2004:

MR SAM SAMPLE
123 SAMPLE STREETS
SAMPLEVILLE VIC 3999

[redacted]

[redacted]

If any of your details are incorrect, please amend them and initial the amendment.

SHARE SALE FACILITY – SALE INSTRUCTION FORM

Your ordinary shares ("Shares") in Tabcorp Holdings Limited ("Tabcorp") are held on the Issuer Sponsored Subregister (shown above). As such, you can elect to participate in the Share Sale Facility by completing and returning this Sale Instruction Form to Tabcorp's share registry at an address shown overleaf.

By signing and returning this Sale Instruction Form, I/we, the persons named above, confirm that I/we:

- am/are electing to sell all of my/our Shares under the Share Sale Facility, subject to the limited exception set out in clause 4.3 of the terms and conditions (the "Terms and Conditions") of the Share Sale Facility sent with this form;
- agree to all of the Terms and Conditions; and
- give the warranties, acknowledgements and agreements set out in the Terms and Conditions.

If this Sale Instruction Form is signed under Power of Attorney, the Attorney declares that he/she has no notice of the revocation of the Power of Attorney.

Shareholder 1 (Individual)	Joint Shareholder 2 (Individual)	Joint Shareholder 3 (Individual)
Sole Director and Sole Company Secretary/Director (delete one)	Director/Company Secretary (delete one)	

Date: ______/______/__________

Contact details - please enter your business hours telephone number and the name of the person to contact about this Sale Instruction Form.

______________________________ (_____)________________________

Contact name — Telephone number - Business hours

[redacted]

IMPORTANT: Use this form only if you remain an Eligible Shareholder (as that term is defined in the Terms and Conditions) and wish to sell all of your Shares (subject to the limited exception set out in clause 4.3 of the Terms and Conditions).

PLEASE REFER OVERLEAF FOR FURTHER IMPORTANT INSTRUCTIONS

[redacted]

Further Important Instructions

1. Completion Instructions

- **Please check the front page** to ensure that your name and address are correct. If incorrect, please write your correct details and initial the changes.
- **Please sign and date this Sale Instruction Form** in the places for signature(s) and dating set out on the front page and in accordance with the following instructions:
  - **Joint shareholders**: If your Shares are held in the names of more than one person, all of those persons must sign this Sale Instruction Form.
  - **Corporations:** This Sale Instruction Form must be signed by the authorised officers of the corporation and sealed (if required, in accordance with the corporation's constitution), or signed by a duly appointed attorney.
  - **Powers of Attorney**: If this Sale Instruction Form is signed under a Power of Attorney, please attach a certified copy of the Power of Attorney to this Instruction Form when you return it.
  - **Deceased Estates**: When you return this Sale Instruction Form, please attach it to a certified copy of probate, letters of administration or certificate of grant accompanied (where required by law for the purpose of transfer) by a certificate of payment of death or succession duties and (if necessary) a statement in terms of Section 1071B(9)(b)(iii) of the Corporations Act 2001.

Information you supply on this Sale Instruction Form or that is otherwise obtained by Tabcorp and ASX Perpetual Registrars Limited about you in connection with the Share Sale Facility will be used by them for the primary purpose of processing your election to participate in the Share Sale Facility and to provide you with the consideration payable under the Share Sale Facility. This information may be disclosed to Tabcorp's professional advisers, securities brokers, printing and mailing providers and other third parties in connection with the Share Sale Facility. If you fail to supply this information, your instructions may not be processed. You have rights to access the personal information you have supplied. You can access ASX Perpetual's privacy policy on its website www.asxperpetual.com.au or Tabcorp's privacy policy on its website www.tabcorp.com.au.

2. Lodgement Instructions

- If you wish to participate in the Share Sale Facility, you should mail or deliver your completed Sale Instruction Form and any other documents required by the above instructions to:

Mail to:
Tabcorp Share Sale Facility
c/- ASX Perpetual Registrars Limited
GPO Box 2785
MELBOURNE VIC 3001

OR

Deliver in person to:
Tabcorp Share Sale Facility
c/- ASX Perpetual Registrars Limited
Level 4, 333 Collins Street
MELBOURNE VIC 3000

- A reply paid envelope is enclosed.

YOUR INSTRUCTION FORM MUST BE RECEIVED BY NO LATER THAN 5.00 PM (MELBOURNE TIME) ON 26 NOVEMBER 2004 (SUBJECT TO VARIATION IN ACCORDANCE WITH THE TERMS AND CONDITIONS). IT IS YOUR RESPONSIBILITY TO ALLOW SUFFICIENT TIME FOR YOUR FORM TO BE RECEIVED BY ASX PERPETUAL BEFORE THAT TIME.

IF YOU HAVE ANY QUESTIONS ABOUT THE TERMS OF THE SHARE SALE FACILITY OR HOW TO ELECT TO PARTICIPATE IN IT, PLEASE CALL ASX PERPETUAL ON 1300 665 661

Further Important Instructions

1. Completion Instructions

As your Shares are in a CHESS Holding, in addition to completing this Sale Instruction Form yourself you will need to forward it to your Controlling Participant to complete as explained on the front of this Sale Instruction Form.

- **Please check the front page** to ensure that your name and address are correct. If incorrect, please write your correct details and initial the changes. Amendments to the registration name and address on your CHESS Holding can only be processed by your Controlling Participant.

- **Please sign and date this Sale Instruction Form** in the places for signature(s) and dating set out on the front page and in accordance with the following instructions:

  - **Joint shareholders**: If your Shares are held in the names of more than one person, all of those persons must sign this Sale Instruction Form.

  - **Corporations:** This Sale Instruction Form must be signed by the authorised officers of the corporation and sealed (if required, in accordance with the corporation's constitution), or signed by a duly appointed attorney.

  - **Powers of Attorney**: If this Sale Instruction Form is signed under a Power of Attorney, please attach a certified copy of the Power of Attorney to this Sale Instruction Form when you return it.

  - **Deceased Estates**: When you return this Sale Instruction Form, please attach it to a certified copy of probate, letters of administration or certificate of grant accompanied (where required by law for the purpose of transfer) by a certificate of payment of death or succession duties and (if necessary) a statement in terms of Section 1071B(9)(b)(iii) of the Corporations Act 2001.

Information you supply on this Sale Instruction Form or that is otherwise obtained by Tabcorp and ASX Perpetual Registrars Limited about you in connection with the Share Sale Facility will be used by them for the primary purpose of processing your election to participate in the Share Sale Facility and to provide you with the consideration payable under the Share Sale Facility. This information may be disclosed to Tabcorp's professional advisers, securities brokers, printing and mailing providers and other third parties in connection with the Share Sale Facility. If you fail to supply this information, your instructions may not be processed. You have rights to access the personal information you have supplied. You can access ASX Perpetual's privacy policy on its website www.asxperpetual.com.au or Tabcorp's privacy policy on its website www.tabcorp.com.au.

2. Lodgement Instructions

- As your Shares are in a CHESS Holding, as explained above you must sign this Sale Instruction Form **and then forward it to your Controlling Participant** to complete the section noted on the front of the form. You should instruct your Controlling Participant to then immediately mail or deliver the completed Sale Instruction Form and any other documents required by the above instructions to:

Mail to:	**OR**	**Deliver in person to:**
Tabcorp Share Sale Facility c/- ASX Perpetual Registrars Limited GPO Box 2785 MELBOURNE VIC 3001		Tabcorp Share Sale Facility c/- ASX Perpetual Registrars Limited Level 4, 333 Collins Street MELBOURNE VIC 3000

- A reply paid envelope is enclosed.

YOUR INSTRUCTION FORM MUST BE RECEIVED BY NO LATER THAN 5.00 PM (MELBOURNE TIME) ON 26 NOVEMBER 2004 (SUBJECT TO VARIATION IN ACCORDANCE WITH THE TERMS AND CONDITIONS). IT IS YOUR RESPONSIBILITY TO ALLOW SUFFICIENT TIME FOR YOUR FORM TO BE RECEIVED BY ASX PERPETUAL BEFORE THAT TIME.

IF YOU HAVE ANY QUESTIONS ABOUT THE TERMS OF THE SHARE SALE FACILITY OR HOW TO ELECT TO PARTICIPATE IN IT, PLEASE CALL ASX PERPETUAL ON 1300 665 661

Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

15 October 2004

To: Australian Stock Exchange Limited
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

COMPULSORY ACQUISITION OF SHARES IN TAB LIMITED

Attached are copies of materials being dispatched today to former Tab Limited shareholders whose shares were acquired compulsorily by Tabcorp Investments No.4 Pty Ltd. The forms and associated information will enable these shareholders to claim the consideration to which they are entitled pursuant to the Tabcorp offer for Tab Limited shares.

Peter Caillard
Company Secretary
Tabcorp Holdings Limited

tab limited
ABN 17 081 765 308
C/- ASX Perpetual Registrars Limited
Locked Bag A14
SYDNEY SOUTH NSW 1235
AUSTRALIA

15 October 2004

Dear former Tab shareholder

Compulsory Acquisition of your Shares in Tab Limited

Our records indicate that you were the holder of ordinary shares in Tab Limited (*Tab*) immediately prior to those shares being acquired compulsorily by Tabcorp Investments No.4 Pty Ltd (*Bidder*) in accordance with the *Corporations Act 2001* (Cth).

Your Tab shares have been transferred to Bidder and Tab is holding your consideration on trust for you pending your instructions as to how it is to be dealt with. A direction notice for the purpose of claiming your consideration is enclosed. Your consideration entitlement is set out in the direction notice, namely:

- if you were not a Foreign Shareholder (because your registered address was in Australia or any of its external territories, or New Zealand or the United States of America), the cash consideration and Tabcorp Holdings Limited shares set out in the second and third columns in the table; or
- if you were a Foreign Shareholder, the cash amount set out in the last column in the table.

Share Sale Facility:
If you were not a Foreign Shareholder and are entitled to receive 200 or less ordinary shares in Tabcorp Holdings Limited (*Tabcorp shares*), as set out in the direction notice, then these Tabcorp shares may be eligible to participate in the company's Share Sale Facility, which will enable you to **sell these Tabcorp shares without incurring any brokerage**. To be eligible for this Share Sale Facility your signed direction notice must be received at the address shown on the notice by 5.00pm (Melbourne time) on 9 November 2004. Information and a sale instruction form regarding the Share Sale Facility will then be promptly sent to you.

Please complete and sign the enclosed direction notice and return it as soon as possible to the address shown on the notice.

It should be noted that if you do not instruct Tab as to how it should deal with your consideration, that consideration will ultimately be transferred to the Australian Securities and Investments Commission to be dealt with as unclaimed property.

If you have any questions or require further information, please contact ASX Perpetual Registrars Limited, Tabcorp Holdings Limited's share registry, on 1300 665 661 if calling from Australia, or +61 3 9615 9780 if calling from outside Australia.

Yours sincerely

Peter Caillard

Peter Caillard
Company Secretary

Encl

DIRECTION NOTICE
This document is important and requires your immediate attention.
If you are in any doubt as to how to deal with it, you should consult your financial or legal adviser immediately.

ABN 17 081 765 308
C/- ASX Perpetual Registrars Limited
Attention: Dissenting Shareholders Department
Locked Bag A14
SYDNEY SOUTH NSW 1235
AUSTRALIA

Mr Sam Sample
123 Sample Street
Sampletown 1234

Securityholder Reference Number/
Holder Identification Number
[redacted]
X12345678912

[redacted]

Number of your ordinary shares in Tab Limited (***Tab Shares***) acquired by Bidder	Cash consideration payable to you	Number of ordinary shares in Tabcorp Holdings Limited (***Tabcorp Shares***) issued to you
XXX	A$CCC.CC	ZZZ

I/We, the person(s) named above, refer to the letter from Tab Limited (ABN 17 081 765 308) (***Tab***) dated [date] September 2004 and:

(a) instruct Tab in accordance with section 666B(2)(c) of the *Corporations Act 2001* (Cth) to pay and transfer to me/us the consideration due to me/us for the compulsory acquisition of my/our Tab Shares by Tabcorp Investments No.4 Pty Ltd (ABN 74 108 197 084) (***Bidder***), specified above;

(b) instruct Tab to pay to me/us any dividends payable to Tab in relation to my/our Tabcorp Shares specified above, as soon as practicable after Tab receives payment or this direction is given by me/us, whichever is the later;

(c) confirm to Tab that the address to which my/our consideration is to be remitted is, and instruct Tab to notify Tabcorp Holdings Limited (ABN 66 063 780 709) (***Tabcorp***) that my/our address to be noted in the share register for Tabcorp is:

(i) the same as in the Tab share register immediately before the transfer of my/our Tab Shares to Bidder; or

(ii) as follows (only complete if your address has changed);

<u>**New address (if applicable):**</u>	Note:If you are claiming a new address you must provide certified copies of supporting documents, such as driver's licence, council rates notices or utility statements, that show your new address and (where possible) your former address as recorded on the Tab share register immediately before the transfer of your Tab Shares to Bidder.

(d) agree to become a member of, and to be bound by the constitution of, Tabcorp;

(e) appoint each director and secretary of Tab from time to time to severally as my/our attorney or agent to do all things necessary, including to execute on my/our behalf any document or instrument, to enable the Tabcorp Shares to which I am/we are entitled to be registered in my/our name(s); and

(f) agree that the payment and/or transfer of the consideration set out above will be a complete release and discharge of all obligations of Tabcorp, Bidder and Tab to me/us in respect of the consideration for the acquisition of my/our Tab Shares by Bidder and that Tab, Tabcorp, Bidder and ASX Perpetual Registrars Limited (***ASXP***) will not be responsible for any loss of documents in the ordinary course of post.

[redacted]

To be completed by the former securityholder

Securityholder 1 (Individual)	Joint Securityholder 2 (Individual)	Joint Securityholder 3 (Individual)
Sole Director and Sole Company Secretary (if company)	Director/Company Secretary (delete one) (if company)	Director (if company)

Dated______/______/_______

Please see over page for instructions on how to complete this form

X12345678912-SET-SEQ-SEL
TABT DIS001

Instructions for completion of this form

1. **Read this form carefully.**
2. **If your address has changed from the address specified on this form, complete your address details in the space provided in paragraph (c).**
3. **Sign and date this form in the space provided.**

   (a) **Joint Holders**

   All holders must sign this direction.

   (b) **Corporations**

   This direction must be signed by the authorised officers of the corporation and sealed (if required by, and in accordance with, the corporation's constitution), or must be signed by the corporation's duly appointed attorney.

   (c) **Power of Attorney and Deceased Estates**

   If this direction is signed under power of attorney, or by the executors of a deceased estate, or by the administrators, the relevant power of attorney, probate or letters of administration, together with any other documents required by law, must be attached.

   If this direction is signed under power of attorney, the attorney declares that they have no notice of revocation of that power.

   (d) **Trust or Partnership**

   The signatory must produce the trust instrument, partnership agreement or other authority (or a certified copy of it) to act in that capacity acceptable to ASXP.

4. **Return this form in the enclosed reply paid envelope or to:**

   ASX Perpetual Registrars Limited
   Attention: Dissenting Shareholders Department
   Locked Bag A14
   SYDNEY SOUTH NSW 1235
   AUSTRALIA

Privacy Statement

Tabcorp, Bidder and ASXP advise that Chapter 2C of the *Corporations Act 2001* (Cth) requires information about you as a securityholder (including your name, address and the details of securities you hold) to be included on the public register of Tabcorp. This information must continue to be included on the public register if you cease to be a securityholder. This and other information that has been obtained about you may also be used for other purposes related to your status as a Tabcorp shareholder. This information may also be disclosed to Tabcorp's, Bidder's and ASXP's professional advisers, securities brokers, printing and mailing providers and other third parties in connection with these uses. You have rights to access the personal information that has been collected about you. You can access ASXP's privacy policy on its website www.asxperpetual.com.au or Tabcorp's privacy policy on its website www.tabcorp.com.au.

DIRECTION NOTICE

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your financial or legal adviser immediately.

tab limited
ABN 17 081 765 308
C/- ASX Perpetual Registrars Limited
Attention: Dissenting Shareholders Department
Locked Bag A14
SYDNEY SOUTH NSW 1235
AUSTRALIA

Securityholder Reference Number/
Holder Ident

Mr Sam Sample
123 Sample Street
Sampletown 1234

Number of your ordinary shares in Tab Limited (***Tab Shares***) acquired by Bidder	Cash component of consideration payable	Number of ordinary shares in Tabcorp Holdings Limited (***Tabcorp Shares***) sold in respect of you[1]	Net proceeds of sale of the Tabcorp Shares[2]	**Total cash payable to you[3]**

Notes:

1 Tabcorp Shares were issued to a Nominee for sale on the same basis as set out in section 10.6(g) of the Bidder's Statement dated 2 April 2004 in relation to Bidder's takeover bid for Tab Shares.

2 Tabcorp Shares were sold in respect of you on [*insert date] at a price (net of expenses of the sale) of A$[*] per share.

3 The total amount in cash to which you are entitled (comprising the cash component of the consideration specified in the second column and the net proceeds of sale of the Tabcorp Shares by the Nominee in respect of you specified in the fourth column), not including any dividend amount.

I/We, the person(s) named above, refer to the letter from Tab Limited (ABN 17 081 765 308) (***Tab***) dated [date] September 2004 and:

(a) instruct Tab in accordance with section 666B(2)(c) of the *Corporations Act 2001* (Cth) to pay to me/us the consideration due to me/us for the compulsory acquisition of my/our Tab Shares by Tabcorp Investments No.4 Pty Ltd (ABN 74 108 197 084) (***Bidder***), specified above;

(b) confirm to Tab that the address to which my/our total cash payable is to be remitted is:

(i) the same as in the Tab share register immediately before the transfer of my/our Tab Shares to Bidder; or

(ii) as follows (only complete if your address has changed);

New address (if applicable):	Note: If you are claiming a new address you must provide certified copies of supporting documents, such as driver's licence, council rates notices or utility statements, that show your new address and (where possible) your former address as recorded on the Tab share register immediately before the transfer of your Tab Shares to Bidder

(c) agree that the payment of the consideration set out above will be a complete release and discharge of all obligations of Tabcorp Holdings Limited (ABN 66 063 780 709) (***Tabcorp***), Bidder and Tab to me/us in respect of the consideration for the acquisition of my/our Tab Shares by Bidder and that Tab, Tabcorp, Bidder and ASX Perpetual Registrars Limited (***ASXP***) will not be responsible for any loss of documents in the ordinary course of post; and

(d) instruct Tab to procure the payment to me/us of any dividends payable to the Nominee in relation to the Tabcorp Shares sold in respect of me/us by the Nominee specified above, as soon as practicable after the Nominee receives payment of any such dividends or this direction is given by me/us, whichever is the later.

To be completed by the former securityholder

Securityholder 1 (Individual)	Joint Securityholder 2 (Individual)	Joint Securityholder 3 (Individual)
Sole Director and Sole Company Secretary (if company)	Director/Company Secretary (delete one) (if company)	Director (if company)

Dated______/______/_______

Please see over page for instructions on how to complete this form

X12345678912-SET-SEQ-SEL

TABT DIS002

Instructions for completion of this form

1. **Read this form carefully.**

2. **If your address has changed from the address specified on this form, complete your address details in the space provided in paragraph (b).**

3. **Sign and date this form in the space provided.**

   (a) **Joint Holders**

   All holders must sign this direction.

   (b) **Corporations**

   This direction must be signed by the authorised officers of the corporation and sealed (if required by, and in accordance with, the corporation's constitution), or must be signed by the corporation's duly appointed attorney.

   (c) **Power of Attorney and Deceased Estates**

   If this direction is signed under power of attorney, or by the executors of a deceased estate, or by the administrators, the relevant power of attorney, probate or letters of administration, together with any other documents required by law, must be attached.

   If this direction is signed under power of attorney, the attorney declares that they have no notice of revocation of that power.

   (d) **Trust or Partnership**

   The signatory must produce the trust instrument, partnership agreement or other authority (or a certified copy of it) to act in that capacity acceptable to ASXP.

4. **Return this form in the enclosed reply paid envelope or to:**

   ASX Perpetual Registrars Limited
   Attention: Dissenting Shareholders Department
   Locked Bag A14
   SYDNEY SOUTH NSW 1235
   AUSTRALIA

Privacy Statement

Tab has previously provided you with information concerning the purposes for which information collected about you in connection with being a Tab shareholder will be used. Your personal information has been provided to Tabcorp, Bidder and ASXP to facilitate the preparation of and distribution to you of this direction notice. This information may also be disclosed to Tabcorp's, Bidder's and ASXP's professional advisers, securities brokers, printing and mailing providers and other third parties in connection with these uses. You have rights to access the personal information that has been collected about you. You can access ASXP's privacy policy on its website www.asxperpetual.com.au or Tabcorp's privacy policy on its website www.tabcorp.com.au.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	TABCORP Holdings Limited
ABN	66 063 780 709

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard Warburton
Date of last notice	13 April 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	23,456 ordinary shares held indirectly in the name Teampass Pty Ltd, a family trust
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Ordinary shares held indirectly in the name Teampass Pty Ltd, a family trust
Date of change	11 October 2004
No. of securities held prior to change	22,883 ordinary shares held indirectly in the name Teampass Pty Ltd, a family trust
Class	Ordinary shares
Number acquired	573 ordinary shares issued pursuant to the company's Dividend Reinvestment Plan
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$14.37 per share pursuant to the company's Dividend Reinvestment Plan
No. of securities held after change	23,456 ordinary shares held indirectly in the name Teampass Pty Ltd, a family trust

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities pursuant to the company's Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
Date of change	Not applicable
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable
Interest acquired	Not applicable
Interest disposed	Not applicable
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable
Interest after change	Not applicable

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	TABCORP Holdings Limited
ABN	66 063 780 709

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Anthony George Hodgson
Date of last notice	25 January 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	1,025 ordinary shares held directly; and 99,000 ordinary shares held indirectly
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mr Hodgson has an interest in 99,000 ordinary shares held indirectly by Jaladah Pty Ltd as trustee of a superannuation fund of which Mr Hodgson is a beneficiary
Date of change	11 October 2004
No. of securities held prior to change	1,000 ordinary shares held directly; and 99,000 ordinary shares held indirectly
Class	Ordinary shares
Number acquired	25 ordinary shares issued pursuant to the company's Dividend Reinvestment Plan
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$14.37 per share pursuant to the company's Dividend Reinvestment Plan

+ See chapter 19 for defined terms.

No. of securities held after change	1,025 ordinary shares held directly; and 99,000 ordinary shares held indirectly by Jaladah Pty Ltd as trustee of a superannuation fund of which Mr Hodgson is a beneficiary
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities pursuant to the company's Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
Date of change	Not applicable
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable
Interest acquired	Not applicable
Interest disposed	Not applicable
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable
Interest after change	Not applicable

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	TABCORP Holdings Limited
ABN	66 063 780 709

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Lawrence John Willett
Date of last notice	13 April 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	2,691 ordinary shares held directly
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable
Date of change	11 October 2004
No. of securities held prior to change	2,626 ordinary shares held directly
Class	Ordinary shares
Number acquired	65 ordinary shares issued pursuant to the company's Dividend Reinvestment Plan
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$14.37 per share pursuant to the company's Dividend Reinvestment Plan
No. of securities held after change	2,691 ordinary shares held directly
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities pursuant to the company's Dividend Reinvestment Plan

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
Date of change	Not applicable
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable
Interest acquired	Not applicable
Interest disposed	Not applicable
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable
Interest after change	Not applicable

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	TABCORP Holdings Limited
ABN	66 063 780 709

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Michael Bennett Robinson
Date of last notice	13 April 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	10,565 ordinary shares held directly; and 35,000 ordinary shares held indirectly
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mr Robinson has an interest in 35,000 ordinary shares held indirectly by Allens Arthur Robinson Partners Superannuation Fund Pty Ltd
Date of change	11 October 2004
No. of securities held prior to change	10,307 ordinary shares held directly; and 35,000 ordinary shares held indirectly
Class	Ordinary shares
Number acquired	258 ordinary shares issued pursuant to the company's Dividend Reinvestment Plan
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$14.37 per share pursuant to the company's Dividend Reinvestment Plan
No. of securities held after change	10,565 ordinary shares held directly and 35,000 ordinary shares held indirectly by Allens Arthur Robinson Partners Superannuation Fund Pty Ltd

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities pursuant to the company's Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
Date of change	Not applicable
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable
Interest acquired	Not applicable
Interest disposed	Not applicable
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable
Interest after change	Not applicable

+ See chapter 19 for defined terms.